    As filed with the Securities and Exchange Commission on May 4, 1999
                                                      Registration No. 333-69059
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                                --------------
                             IMPERIAL SUGAR COMPANY
             (Exact name of registrant as specified in its charter)
                Texas                                74-0704500
                                        (I.R.S. Employer Identification No.)
   (State or other jurisdiction of
    incorporation or organization)
                              One Imperial Square
                               8016 Highway 90-A
                            Sugar Land, Texas 77478
                                 (281) 491-9181
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                               William F. Schwer
                     Managing Director and General Counsel
                             Imperial Sugar Company
                              One Imperial Square
                               8016 Highway 90-A
                            Sugar Land, Texas 77478
                                 (281) 491-9181
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                    Copy to:
                             J. David Kirkland, Jr.
                             Baker & Botts, L.L.P.
                              3000 One Shell Plaza
                                 910 Louisiana
                              Houston, Texas 77002
                                 (713) 229-1101
                                --------------
  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
                                --------------
  If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Title of Each Class
         of                             Proposed Maximum Proposed Maximum
  Securities to be       Amount to be       Offering        Aggregate        Amount of
     Registered           Registered    Price Per Share   Offering Price  Registration Fee
------------------------------------------------------------------------------------------
Common Stock, without
 par value(1)          4,972,060 shares     $7.4375       $36,979,696.25     $10,281(2)
                                   -------------------------------------------------------
                        34,710 shares     $6.34375(3)      $220,191.56          $62
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) Includes the Rights to Purchase Preferred Stock associated with the Common Stock.

(2) Registrant paid a fee of $10,281 on December 16, 1998 with the original filing of this Registration Statement covering 4,972,060 shares.

(3) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee for an additional 34,710 shares and based on the average of the high and low sales prices reported by the American Stock Exchange on April 28, 1999.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling shareholders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 Subject to Completion, dated May 4, 1999

PROSPECTUS
--------------------------------------------------------------------------------

                             5,006,770 Shares

                             Imperial Sugar Company

                                  Common Stock

--------------------------------------------------------------------------------

  This prospectus covers the offer and sale of common stock by the selling shareholders identified on page 7 of this prospectus. We will not receive any proceeds from these sales.

  The selling shareholders may offer and sell the common stock from time to time. The selling shareholders may offer the shares at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

  The common stock trades on the American Stock Exchange under the symbol IHK. On April 30, 1999, the American Stock Exchange reported a closing price of $7 1/8 per share for our common stock.

  You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of the common stock.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

               The date of this Prospectus is            , 1999.

                               Table of Contents

                                                                            Page
                                                                            ----
Imperial Sugar Company.....................................................   3
Risk Factors...............................................................   3
Forward-Looking Statements.................................................   6
Use of Proceeds............................................................   6
Selling Shareholders.......................................................   7
Plan of Distribution.......................................................   9
Description of Capital Stock...............................................  10
Legal Matters..............................................................  12
Experts....................................................................  12
Where You Can Find More Information........................................  13

                               ----------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                             Imperial Sugar Company

  Imperial Sugar Company is the largest, most geographically diverse and most balanced producer and marketer of refined sugar in the United States. We refine raw cane sugar at four refineries located in Texas, Georgia, Florida and Louisiana and produce beet sugar at 11 beet sugar factories located in California, Wyoming, Montana and Michigan.

  We offer a broad product line and sell to a wide range of customers, including retail grocers, food service companies and industrial customers. Our sugar products include granulated, powdered, liquid , liquid blends and brown sugars sold in a variety of packaging options under various brands or private market labels. Complementary non-sugar products that we market include salt, pepper and other seasonings, non-nutritive sweeteners, non-dairy creamers, nutritional dry mixes, sauces, drink mixes, desserts and packets containing plastic cutlery, seasonings, paper napkins and other items. In addition, we produce selected specialty sugar products.

  Imperial was incorporated in 1924 and is the successor to a cane sugar plantation and milling operation begun in Sugar Land in the early 1800s that began producing granulated sugar in 1843. In 1988, we acquired Holly Sugar Corporation. In April 1996, we acquired Spreckels Sugar Company. We completed acquisitions of Savannah Foods & Industries, Inc. in December 1997, Wholesome Foods L.L.C. in September 1998 and Diamond Crystal Specialty Foods, Inc. in November 1998.

  Our principal executive offices are located at One Imperial Square, 8016 Highway 90-A, Sugar Land, Texas 77478, and our telephone number at that location is (281) 491-9181. Our mailing address is P. O. Box 9, Sugar Land, Texas 77487-0009.

                                  Risk Factors

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company.

  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the common stock could decline, and you may lose all or part of your investment.

Sales of Large Number of Shares May Lower Our Share Price

  The average weekly trading volume for our common stock for the three months ended April 30, 1999 was approximately 90,000 shares. This prospectus covers the offer and sale by selling shareholders of 5,006,770 shares of common stock. These shares previously were not freely tradeable in the market. Our share price may decline if selling shareholders sell a large number of shares over a short time period.

High Debt Level Causes Operating Restrictions

  As of December 31, 1998, our long-term debt was $679.3 million, compared to shareholders' equity of $401.2 million. This level of indebtedness reduces our flexibility to respond to changing business and economic conditions and limits our capital expenditures and acquisitions. During January 1999, as a result of seasonal working capital requirements for beet purchases and inventory, from $0 to $12 million remained available to us for borrowing under our $200 million revolving credit facility. The terms of our major debt agreements include significant operating restrictions that limit our ability to incur additional indebtedness, make investments or repurchase shares of common stock. These debt agreements also place liens on most of our assets.

  Approximately $401.7 million of our indebtedness outstanding at December 31, 1998 bore interest at variable rates. We have entered into interest rate swap agreements with major financial institutions to effectively fix the interest rate on $214.4 million of this indebtedness at a weighted average annual rate of 7.96%. Increases in floating interest rates could increase our interest costs to the extent we are unhedged.

Interest rates also affect the value of our swap agreements. As a result of decreased interest rates, if we were required to settle the interest rate swap agreements on December 31, 1998, we would have been required to pay $6.1 million. While we may continue to enter into agreements to limit our exposure to interest rate increases, these agreements will not completely eliminate our exposure.

  Our high level of indebtedness may have important consequences, including the following:

  . our ability to obtain financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or such financing may be on terms unfavorable to us

  . we will use a substantial portion of our cash flow to make debt service payments, which will reduce the funds that would otherwise be available for operations and future business opportunities

  . a substantial decrease in our operating cash flow or an increase in our expenses could make it difficult for us to meet debt service requirements and require us to modify operations

  . we may become more vulnerable to downturns in our business or the economy generally

  . certain of our debt agreements restrict dividends to our stockholders

Over the 12 months ended December 31, 1998, we used approximately two-thirds of our operating cash flow to pay principal and interest on our outstanding debt. Our ability to service additional indebtedness will depend on our future performance, including our ability to manage cash flow and working capital. See "--Restrictions on Our Ability to Pay Dividends."

History of Net Losses

  We have incurred net losses in four of our last five fiscal years. These losses have been attributable to a number of factors, including low sugar prices, high beet sugar costs, abnormal weather affecting crop yields, beet quality and factory start-ups, plant closure costs and debt retirement costs. The following table describes our net income (loss) in recent periods (in thousands of dollars, except per share data):

                         Six Months                Six Months
                           Ended     Year Ended       Ended          Year Ended March 31,
                         March 31,  September 30, September 30, ---------------------------------
                            1999        1998          1997       1997    1996     1995     1994
                         ---------- ------------- ------------- ------- -------  -------  -------
Income (loss) before
 extraordinary item.....  $(16,194)    $(5,835)      $9,951     $11,518 $(3,218) $(5,365) $(7,965)
Net income (loss).......   (16,194)     (7,834)       9,951      11,518  (2,614)  (5,365)  (7,965)
Diluted income (loss)
 per share before
 extraordinary item.....  $  (0.52)    $ (0.24)      $ 0.69     $  0.90 $ (0.31) $ (0.52) $ (0.78)
Diluted net income
 (loss) per share.......     (0.52)      (0.32)        0.69        0.90   (0.25)   (0.52)   (0.78)

  There can be no assurance that we will not incur net losses in the future.

Future Results Will Depend on Ability to Integrate Operations of Acquired Companies

  We recently completed a number of strategic acquisitions that have more than doubled our revenues. In December 1997, we completed our two-step acquisition of Savannah Foods. We acquired Wholesome Foods in September 1998. In November 1998, we acquired Diamond Crystal. Our future results will depend in part on our ability to integrate our operations with those of the acquired companies. These integration activities include implementing common accounting and management information systems, coordinating marketing, sales and customer service efforts, and consolidating logistics, purchasing and similar support functions. While we have made significant achievements in many of these areas, we do not expect to substantially complete all these initiatives until fiscal 2000. This integration may require a substantial amount of our attention.

  Our inability to integrate our operations with those of the acquired companies in a timely and efficient manner would adversely impact our ability to realize the planned benefits of the acquisitions, including synergies and cost savings.

Market Risk for Sugar and Impact of Government Regulation

  Domestic prices for refined sugar and raw cane sugar and the quality and quantity of sugar beets available to us substantially affect our results of operations. Based on available data from the United States Department of Agriculture, average annual prices for sugar have fluctuated over a range of approximately 20% over the past eight years. A variety of external forces that we are unable to predict influence these market factors, including the number of domestic acres contracted to grow sugar beets, prices of competing crops, weather conditions and United States farm and trade policy. Legislative and regulatory actions also substantially influence the domestic sugar industry. The Federal Agricultural Improvement and Reform Act of 1996 limits the importation of raw cane sugar, affecting the supply of raw cane sugar available to our cane sugar refineries.

  Historically, we have made over three-quarters of our industrial sales under fixed price, forward sales contracts, which extend for up to one year. As a result, changes in our realized sales prices tend to lag market price changes. To mitigate our exposure to future price changes, we enter into forward purchase contracts to buy raw cane sugar at fixed prices and use futures contracts and other pricing techniques to fix the price for part of the sugar we buy. We purchase sugar beets under participatory contracts which provide for a percentage sharing of the net selling price realized on refined beet sugar sales between our company and the grower. Use of participatory contracts also reduces our exposure to refined sugar price risk by causing the price we pay for sugar beets to vary with the price we receive for refined sugar.

Results Subject to Sugar Beet Crop and Storage Risks

  Our beet sugar operations are dependent on the quantity, quality and proximity of sugar beets available to our factories. Sugar beet acreage varies depending on factors such as prices anticipated by growers for sugar beets versus alternative crops, prior crop quality, availability of irrigation and weather conditions. In addition, the quantity of refined sugar subsequently produced from the sugar beet crop may be affected materially by, among other things, the acreage harvested, diseases, insects and weather conditions during the growing, harvesting, processing and storage seasons. Sugar beets are purchased from the growers after the harvest and, in some locations, stored in piles until processed. Under sugar beet contracts we use in Michigan and the Rocky Mountain region, the beet grower shares the risk of deterioration of the stored sugar beets with us. We contractually accept about one-half of the risk with respect to stored sugar beets in these areas and all of the risk in other areas. We believe that the geographic diversity of our growing areas reduces the risk that adverse conditions will occur company-wide; however, there can be no assurance that our results of operations will not be adversely affected in future years by such risks.

Termination of Supply Contract and Need to Obtain Raw Sugar Supply

  The United States Sugar Corporation ("U.S. Sugar"), a supplier of raw sugar which supplies approximately 14% of our supply of raw cane sugar, has notified us that it intends to terminate its supply contract with us effective October 31, 2001. We expect that adequate supplies of raw cane sugar from other sources will be available on the expiration of the contract. No assurance can be given, however, that the replacement supplies will be available. We do not expect the expiration of the U.S. Sugar contract to significantly affect our cost of raw sugar since this contract provides for market-based pricing. The amount of raw sugar available from offshore suppliers to all United States cane sugar refiners, including our company, is directly dependent on quotas set by the United States Department of Agriculture.

Inability to Predict Future Demand for Refined Sugar

  U.S. demand for refined sugar has increased each year since 1986, and the average rate of growth for the five-year period ended September 30, 1998 was 1.6%, according to USDA data. However, we cannot predict future rates of growth. Demand for refined sugar in the future could be adversely affected by numerous factors including the impact of changes in the availability, development or potential use of various types of sweeteners or future changes in consumer sweetener preferences or in population size. If demand for sugar decreases in the future, lower sales volumes and lower prices could result, which could have an adverse effect on us.

Restrictions on Our Ability to Pay Dividends

  Our ability to pay dividends on the common stock will depend primarily on our future performance and liquidity. In addition, our debt agreements restrict us from paying dividends if we would not be in compliance with certain financial tests. The principal tests require us to maintain certain ratios of cash flow to debt and cash flow to fixed charges and to maintain a certain minimum working capital ratio and minimum level of net worth. Under the most restrictive test, we had the ability to pay $8 million of dividends as of March 31, 1999. While we have paid cash dividends of $0.03 per share of common stock for each of the past seven quarters and we have no present plan or intention to adjust this dividend, there can be no assurance that we will continue paying cash dividends in this amount, with this frequency or at all.

Competition from Sugar, Sweetener and Food Service Companies and Impact on Market Prices

  We compete with other cane sugar refiners and beet sugar processors and, in certain product areas, with producers of other nutritive and non-nutritive sweeteners. We also compete with food service companies in providing bag sugar, individual packets of sugar, salt, pepper, non-dairy creamers and plastic cutlery, nutritional dry mixes, sauces, seasonings, drink mixes, desserts and packets containing plastic cutlery, seasonings, paper napkins and other items. Selling price and the ability to meet timely customer quality and quantity requirements are important competitive factors. Certain competing beet sugar processors have expanded their production capacity in the past few years. The additional sugar marketed as a result of this expansion has acted to reduce sugar market prices at times during this period.

Possible Increased Cost of Environmental Compliance

  Various federal, state and local environmental regulations govern our operations. These regulations impose limitations on releases of effluents and emissions from our facilities. They also impose requirements on our management of water resources, air resources, toxic substances and solid waste and emergency planning. Our permitting, monitoring and remediation expenses (on a pro forma combined basis) have ranged from $2 million to $3 million per year over the last three fiscal years. Capital expenditures for environmental projects have constituted up to 5% of our total capital budget over the last three fiscal years. We do not believe that compliance with environmental regulations will have a material adverse impact on our capital resources, operating results or financial condition.

                           Forward-Looking Statements

  This prospectus includes forward-looking statements. We based these forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

  . market factors

  . weather and economic conditions

  . farm and trade policy

  . our ability to realize synergies and cost savings from acquisitions

  . our ability and the ability of our customers and vendors to address Year
    2000 computer issues

  . available supply and price of raw sugar

  . available quantity and quality of sugar beets

  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                Use of Proceeds

  We will not receive any proceeds from sales of common stock by the selling shareholders.

                              Selling Shareholders

  This prospectus covers the offer and sale of up to 5,006,770 shares of common stock by the selling shareholders listed in the following table. We originally issued these shares as a part of the purchase price for our acquisition of DSLT Inc. (the parent of Diamond Crystal Specialty Foods, Inc.) completed on November 2, 1998. As part of the DSLT acquisition, we obtained a 45-day option from the former shareholders of DSLT to buy back the shares we issued to them for an exercise price of $7.00 per share. In mid-November 1998, we assigned our rights under the option to repurchase 2,147,978 shares of the common stock to three of our existing shareholders (Greencore Group plc, H. Kempner Trust Association, and Fayez Sarofim) for an aggregate of approximately $270,000. After the assignment, the three existing shareholders exercised the assigned portion of the option and acquired an aggregate of 2,147,978 shares of the common stock from the former shareholders of DSLT.

  In connection with the acquisition of DSLT, 1,759,697 shares of the common stock issued were placed in escrow as security for post-closing adjustments and indemnity obligations under the DSLT acquisition agreement. These shares will remain in escrow until November 2, 1999 or the resolution of any pending escrow claims we may have at that time. In the following table, these shares have been included pro rata in the share amounts for each selling shareholder who was a shareholder of DSLT. However, such shares are not expected to be available for sale under this prospectus unless they are released from the escrow to the former shareholders of DSLT.

  The following table sets forth certain information known to us regarding beneficial ownership of common stock by the selling shareholders as of February 28, 1999, and as adjusted to reflect solely the sale of the shares of common stock offered by this prospectus.

                                        Percent of                          Percent of
                             Shares    Outstanding               Shares    Outstanding
                          Beneficially Shares Owned           Beneficially Shares Owned
                          Owned Before    Before     Shares   Owned After     After
Selling Shareholder         Offering     Offering    Offered    Offering    Offering**
-------------------       ------------ ------------ --------- ------------ ------------
Greencore Group plc
 Earlsfort Holdings
 B.V....................   4,900,000       14.7%    1,100,000  3,800,000       11.4%
H. Kempner Trust
Association ............   1,408,373        4.2       698,652    709,721        2.1
Fayez Sarofim...........   1,030,468        3.1       349,326    681,142        2.0
C. F. Moore Q-Tip Trust
 dated 02/05/74.........     825,170        2.5       825,170         --         --
Harriet Engelgau
 Trusts(1)..............     372,827        1.1       372,827         --         --
Frederick S. Moore
 Trusts(2)..............     312,677          *       312,677         --         --
Eleanor W. Moore & F.
 Raymond Moore
 Trusts(3)..............     194,278          *       194,278         --         --
Caroline M. Stewart
 Trust dated 04/11/90...     118,532          *       118,532         --         --
Jonathan Moore
 Trusts(4)..............      89,250          *        89,250         --         --
Bruce Bennet Bookout
 Trust U/A dated
 09/03/91...............      84,250          *        84,250         --         --
Alice Moore Trust U/A
 dated 06/20/80.........      81,287          *        81,287         --         --
Caroline Stewart Trust
 Agency.................      65,041          *        65,041         --         --
Barbara W. Moore Trust
 U/A dated 02/05/74.....      56,008          *        56,008         --         --
Lindsey Moore
 Trusts(5)..............      52,759          *        52,759         --         --
Mary Anne Moore
 Trusts(6)..............      52,759          *        52,759         --         --
R. Stephen Moore........      46,570          *        46,570         --         --
Mary S. Gourley Trust
 U/A dated 01/14/93.....      37,513          *        37,513         --         --
Alexandra Moore
 Trusts(7)..............      36,639          *        36,639         --         --
Lezlynne Moore Trust U/A
 dated 06/23/98.........      36,147          *        36,147         --         --
Trust U/A Fourth of the
 Will of William R
 Bonthron DEC...........      33,314          *        33,314         --         --
C. Nicholas Moore.......      29,259          *        29,259         --         --
Richard R. Moore Trust
 U/A dated 02/27/90.....      27,572          *        27,572         --         --
Other Former DSLT
 Shareholders(8)........     306,902          *       306,902         --         --

--------
 * Less than 1% of outstanding shares.
** Assumes all shares offered are sold.

(1) Consists of shares held by the following trusts: Harriet Engelgau Trust U/A dated 01/17/62 (240,009 shares); Harriet Engelgau Trust U/A dated 09/03/85 (128,318 shares); Harriet Engelgau Q-Tip Trust U/A dated 10/03/95 (4,500 shares).

(2) Consists of shares held by the following trusts: Frederick S. Moore Trust U/A dated 01/17/62 (227,571 shares); Frederick S. Moore Trust U/A dated 02/24/92 (85,106 shares).

(3)  Consists of shares held by the following trusts: Eleanor W. Moore &
     F. Raymond Moore Trust U/A dated 01/24/86 (133,544 shares); F. Raymond Moore Trust U/A dated 01/24/86 (34,824 shares); Eleanor W. Moore Trust U/A dated 01/24/86 (25,910 shares).

(4) Consists of shares held by the following trusts: Jonathon Moore Trust U/A dated 11/10/77 (80,618 shares); Jonathon Moore Q-Tip Trust U/A dated 11/10/77 (8,632 shares).

(5) Consists of shares held by the following trusts: Lindsey E. Moore Trust U/A dated 12/28/84 (19,042 shares); Lindsey Moore Trust U/A dated 12/30/92 (33,717 shares).

(6) Consists of shares held by the following trusts: Mary Anne Moore Trust U/A dated 12/28/84 (19,042 shares); Mary Anne Moore Trust U/A dated 12/30/92 (33,717 shares).

(7) Consists of shares held by the following trusts: Alexandra Moore Trust U/A dated 2/8/80 (17,624 shares); Alexandra Moore Trust U/A dated 12/30/92 (19,015 shares).

(8) Consists of 41 former shareholders of DSLT who in the aggregate own less than 1% of the outstanding common stock before the offering.

  The selling shareholders listed above, or persons who obtain common stock from selling shareholders as a gift, on foreclosure of a pledge or in another private transaction (who also are selling shareholders for this prospectus), may sell up to all of the shares of the common stock shown above under the heading "Shares Offered" pursuant to this prospectus in one or more transactions from time to time as described below under "Plan of Distribution." However, the selling shareholders are not obligated to sell any of the shares of common stock offered by this prospectus.

                              Plan of Distribution

  The selling shareholders may offer and sell shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

  . on the American Stock Exchange or any other securities exchange that lists the common stock for trading

  . in the over-the-counter market

  . in transactions other than on such exchanges or in the over-the-counter market

  . in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales

  . by pledge to secure debts and other obligations or on foreclosure of a pledge

  . through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock

  . in a combination of any of the above transactions

  The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

  The selling shareholders may use broker-dealers to sell their shares or may sell their shares to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus. We will pay all registration fees and expenses for the common stock offered by this prospectus.

  We have informed the selling shareholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.

  The selling shareholders and any agent, broker or dealer that participates in sales of common stock offered by this prospectus may be deemed "underwriters" under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. We have agreed to indemnify certain selling shareholders against certain liabilities arising under the Securities Act of 1933 from sales of common stock. Selling shareholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act of 1933 from sales of common stock.

  Instead of selling common stock under this prospectus, selling shareholders may sell common stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

  The term "selling shareholders" also includes persons who obtain common stock from selling shareholders as a gift, on foreclosure of a pledge or in another private transaction.

                          Description of Capital Stock

  The following descriptions provide a summary of our capital stock.

Common Stock

  We are authorized to issue 50,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders. Holders of common stock are entitled to the dividends that may be declared from time to time by our Board of Directors out of funds legally available for dividends. Shareholders' rights to dividends are subject to the dividend and liquidation rights of any preferred stock that may be issued and to any dividend restrictions contained in debt agreements. In the event of our liquidation, holders of common stock will share pro rata in any assets that remain after payment of our debts and satisfaction of any liquidation preference on any outstanding preferred stock. The holders of common stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares of common stock are fully paid and nonassessable.

Rights to Purchase Preferred Stock

  On September 14, 1998, we entered into a rights agreement with the Bank of New York, as rights agent, regarding the issuance of purchase rights to holders of common stock. Each share of common stock currently includes one purchase right. The purchase rights will be issuable with respect to all shares of common stock issued before the earlier of:

  . ten days following a public announcement that a person or group of affiliated persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the then outstanding shares of common stock; or

  . ten business days following the announcement of a tender offer or exchange offer that would result in a person's becoming a 15% shareholder.

  Each purchase right entitles the registered holder to purchase from us a unit consisting of two three-hundredths of a share of Series A junior participating preferred stock, at a purchase price of $60 per unit, subject to adjustment, or if a person becomes a 15% shareholder, the right to purchase shares of common stock at one-half their market price. The rights are redeemable by our board of directors before any person becomes a 15% shareholder for 2/3 cents per right. The rights expire October 31, 2007 unless earlier redeemed. The description and terms of the purchase rights are set forth in the rights agreement. The purchase rights may have certain anti-takeover effects, including deterring someone from acquiring control of our company in a manner or on terms not approved by our board of directors. The purchase rights should not interfere with any merger or other business combination approved by our board of directors. The trigger level of the rights agreement is increased to 25% with respect to certain holders of 10% or more of the shares of common stock on January 27, 1995.

  In connection with the sale of common stock to Greencore Group plc in 1996, our board of directors took action under the rights agreement to increase the ownership percentage that would trigger the rights agreement with respect to Greencore to 30% during the term of an investor agreement between Greencore and us. The investor agreement will terminate no later than August 29, 2001. After termination of the investor agreement, the trigger level of the rights agreement with respect to Greencore would be increased to 35%, until such time as Greencore's ownership of common stock falls below 15%, at which time the trigger level would become 15% for Greencore.

Preferred Stock

  We are authorized to issue 5,000,000 shares of preferred stock, of which 333,333 shares have been designated as Series A preferred stock and which may be issued in connection with exercise of purchase rights. No shares of preferred stock were outstanding at the date of this prospectus. Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of any such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans for the issuance of preferred stock, other than the shares of Series A preferred stock issuable pursuant to purchase rights. Each two three-hundredths of a share of Series A preferred stock that may be issued on the exercise of the purchase rights will be redeemable in whole or in part for cash in an amount equal to the market price of a share of common stock and will otherwise be economically similar to a share of common stock.

Certain Provisions of Our Restated Articles of Incorporation

 Restrictions on Our Ability to Repurchase Common Stock

  Our restated articles of incorporation provide that we may not purchase or otherwise acquire for value in any twelve-month period more than 8% of the outstanding shares of any class of our capital stock unless:

  . the purchase or acquisition has been approved by the holders of a majority of the shares of the class that will remain outstanding;

  . the purchase or acquisition is in accordance with an offer made to the holders of all outstanding shares of such class; or

  . solely in the case of stock ranking prior to the common stock in respect of dividends or the distribution of assets on liquidation, such purchase or acquisition is in accordance with mandatory redemption provisions expressly applicable to such stock.

 Staggered Board and Certain Potential Anti-takeover Effects

  Our restated articles of incorporation provide that directors are to be elected in three classes of as nearly an equal number as possible for staggered terms and that no director may be removed by the shareholders except for cause. In general, the restated articles of incorporation also require the affirmative vote of the holders of at least 75% of the voting stock and the affirmative vote of the holders of a majority of the voting stock not owned, directly or indirectly, by any person beneficially owning 10% or more of any class of voting stock (a related person) prior to any merger, consolidation, sale or lease of all or substantially all of our assets or certain other transactions involving any related person. The voting requirement is not applicable to certain transactions, including those that are approved by continuing directors (as defined in the restated articles of incorporation). The foregoing provisions may have certain anti-takeover effects in that a person gaining voting control of Imperial may be prevented from or delayed in taking actual control.

 Limitation of Liability of Our Directors

  Our restated articles of incorporation contain a provision that limits that liability of our directors as permitted by the Texas Miscellaneous Corporation Laws Act. The provision limits the personal liability of a director to our company and shareholders for monetary damages for an act or omission in the directors capacity as a director. As a result, shareholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to our company or to shareholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, any transaction from which a director received an improper benefit (whether or not the benefit resulted from an action taken within the scope of the director's office), acts or omissions for which the liability of a director is expressly provided for by statute or an act related to an unlawful stock repurchase or payment of a dividend.

Business Combination Law

  Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act applies to our company. The Business Combination Law generally prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the affiliated shareholder's acquisition of shares unless certain conditions are satisfied. The three-year restriction does not apply if either:

  . before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date; or

  . not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

  The business combinations subject to the restriction generally include:

  . mergers or share exchanges;

  . dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation;

  . certain stock issuances or transactions by the corporation that would increase the affiliated shareholder's proportionate interest in the corporation;

  . certain liquidations or dissolutions; and

  . the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

  In discharging the duties of director under the Business Combination Act or otherwise, a director, in considering the best interests of our company, may consider the long-term as well as the short-term interests of our company and shareholders, including the possibility that those interests may be best served by our continued independence.

                                 Legal Matters

  Certain legal matters in connection with the common stock offered by this prospectus will be passed on for us by our outside counsel, Baker & Botts, L.L.P., Houston, Texas.

                                    Experts

  The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of DSLT Inc. incorporated in this prospectus by reference from our Form 8-K dated November 2, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of Savannah Foods & Industries, Inc. incorporated in this prospectus by reference from our Form 8-K dated December 22, 1997 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, and Arthur Andersen LLP, independent accountants, to the extent and for the periods indicated in their reports, given on the authority of each firm as experts in auditing and accounting.

                      Where You Can Find More Information

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC's web site at http://www.sec.gov. We maintain a website containing company information at http://www.imperialholly.com.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

  . our Annual Report on Form 10-K for the fiscal year ended September 30,
    1998

  . our Quarterly Report on Form 10-Q for the quarter ended December 31, 1998

  . our Current Report on Form 8-K dated May 3, 1999

  . our Current Report on Form 8-K dated November 2, 1998

  . our Current Report on Form 8-K dated December 22, 1997, as amended by
    Form 8-K/A filed January 13, 1998

  . description of common stock contained in our Registration Statement on Form 8-A filed on April 7, 1988, and description of rights to purchase preferred stock contained in our Registration Statement on Form 8-A/A filed on March 19, 1999

You may obtain a copy of these filings, at no cost, by writing or telephoning:

    William F. Schwer
    Managing Director and General Counsel
    Imperial Sugar Company
    One Imperial Square
    P.O. Box 9
    Sugar Land, Texas 77478-0009
    (281) 491-9181

  This prospectus is part of a registration statement we filed with the SEC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

  All expenses (other than fees and expenses of legal or other advisors to the selling shareholders) in connection with the offering described in this Registration Statement will be paid by the Company. Such expenses are as follows:*

      Securities and Exchange Commission registration fee.............. $10,338
      Printing expenses................................................   5,000
      Accounting fees and expenses.....................................   5,000
      Legal fees and expenses..........................................  35,000
      Miscellaneous....................................................   4,662
                                                                        -------
        Total.......................................................... $60,000

--------
*The amounts set forth, except for the filing fees for the Securities and Exchange Commission, are estimated.

ITEM 15. Indemnification of Directors and Officers

  The Company's Restated Articles of Incorporation provide that a director will not be liable to the corporation or its stockholders for monetary damages for an act or omission in such director's capacity as director, except in the case of: (i) breach of such director's duty of loyalty to the corporation or its stockholders, (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which the director received an improper benefit, (iv) an act or omission for which the liability of a director is expressly provided for by statute or
(v) an act related to an unlawful stock repurchase or payment of a dividend. The Company's Bylaws provide that the corporation will indemnify, and advance expenses (including court costs and attorney's fees) to, any officer, director, employee or agent to the fullest extent permitted by applicable law at the time of the adoption of the Company's Bylaws and such greater extent as applicable law may thereafter permit.

  Under the Texas Business Corporation Act (the "TBCA"), directors, officers, employees or agents are entitled to indemnification against expenses (including attorneys' fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the corporation. In addition, with respect to actions not brought by or in the right of the corporation, indemnification is permitted under the TBCA for expenses (including attorneys' fees), judgments, fines, penalties and reasonable settlement if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to criminal proceedings he or she had no reasonable cause to believe that his or her conduct was unlawful. With respect to actions brought by or in the right of the corporation, indemnification is permitted under the TBCA for expenses (including attorneys' fees) and reasonable settlements, if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; provided, indemnification is not permitted if the person is found liable to the corporation, unless the court in which the court or suit was brought has determined that indemnification is fair and reasonable in view of all the circumstances of the case.

  Under an insurance policy maintained by the Company, the directors and officers of the Company are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 16. Exhibits

 Exhibit
   No.                                  Document
 -------                                --------
  *4.1   --Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(b) to the Company's Registration Statement on
          Form S-4 (Registration No. 33-20959)).
  *4.2   --Articles of Amendment to Restated Articles of Incorporation
          (incorporated by reference to Exhibit 3.1 to the Company's Quarterly
          Report on Form 10-Q for the quarter ended June 30, 1990 (File No.
          1-10307)).
  *4.3   --By-Laws of the Company (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended March 31,
          1989 (File No. 0-16674).
  *4.4   --Statement of Resolution establishing Series of Shares designated
          Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3(b) to the Company's Annual Report on Form 10-K
          for the year ended March 31, 1990 (File No. 1-10307).
  *4.5   --Statement of Resolution increasing number of shares designated
          Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form
          10-Q for the quarter ended June 30, 1990 (File No. 1-10307)).
  *4.6   --Rights Agreement dated as of September 14, 1989 between the Company and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated
          September 21, 1989 (File No. 1-10307)).
  *4.7   --Amendment to Rights Agreement dated as of January 27, 1995
          (incorporated by reference to Exhibit 1 to the Company's Current
          Report on Form 8-K dated January 27, 1995 (File No. 1-10307)).
  *4.8   --Amendment to Rights Agreement dated as of December 11, 1998
          (incorporated by reference to Exhibit 3(e)(3) to the Company's Annual
          Report on Form 10-K for the fiscal year ending September 30, 1998
          (File No. 1-10307) (the "1998 Form 10-K")).
  *4.9   --Investor Agreement dated August 29, 1996 by and among the Company,
          Greencore Group plc and Earlsfort Holdings B.V. (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K
          dated September 5, 1996 (File No. 1-10307) (the "September 5, 1996
          Form 8-K")).
  *4.10  --Registration Rights Agreement dated August 29, 1996 by and among the
          Company, Greencore Group plc and Earlsfort Holdings B.V.
          (incorporated by reference to Exhibit 4.2 to the September 5, 1996
          Form 8-K (File No. 1-10307)).
  *4.11  --Amendment to Investor Agreement and Registration Rights Agreement
          dated November 19, 1998 by and among the Company, Greencore Group plc and Earlsfort Holdings B.V. (incorporated by reference to
          Exhibit 3(g)(3) the 1998 Form 10-K).
  *4.12  --Agreement and Plan of Merger, dated September 4, 1998, as amended by amendment dated as of October 22, 1998, among the Company, IHK
          Acquisition Corp. and DSLT Inc. (incorporated by reference to
          Exhibit 99.2 to the Company's Current Report on Form 8-K dated
          November 2, 1998 (File No. 1-10307)).
   5.1   --Opinion of Baker & Botts, L.L.P. with respect to the legality of securities.
  23.1   --Consent of Deloitte & Touche LLP with respect to Imperial Sugar
          Company.
  23.2   --Consent of PricewaterhouseCoopers LLP with respect to DSLT Inc.
  23.3   --Consent of PricewaterhouseCoopers LLP with respect to Savannah Foods
          & Industries, Inc.
  23.4   --Consent of Arthur Andersen LLP with respect to Savannah Foods &
          Industries, Inc.
  23.5   --Consent of Baker & Botts, L.L.P. (contained in Exhibit 5.1).
 +24.1   --Powers of Attorney (included on the signature page of the registration statement).

--------
*Incorporated by reference as indicated.
+Previously filed.

ITEM 17. Undertakings

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sugar Land, the State of Texas, on May 3, 1999.


                                         IMPERIAL SUGAR COMPANY

                                            /s/ William F. Schwer
                                         By: __________________________________
                                            William F. Schwer
                                            Managing Director and General
                                             Counsel

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on May 3, 1999.

             Signature                             Title
             ---------                             -----

               *                    President, Chief Executive Officer
----------------------------------   and Director (Principal Executive
        (James C. Kempner)           Officer)

               *                    Managing Director and Chief
----------------------------------   Financial Officer (Principal
         (Mary L. Burke)             Financial Officer)

               *                    Vice President--Accounting
----------------------------------   (Principal Accounting Officer)
         (H. P. Mechler)

               *                    Chairman of the Board of Directors
----------------------------------
       (I. H. Kempner, III)

                                    Director
----------------------------------
      (John D. Curtin, Jr.)

                *                   Director
----------------------------------
        (David J. Dilger)

               *                    Director
----------------------------------
       (Edward O. Gaylord)

               *                    Director
----------------------------------
        (Gerald Grinstein)

               *                    Director
----------------------------------
        (Ann O. Hamilton)

               *                    Director
----------------------------------
       (Robert L. Harrison)

             Signature                             Title
             ---------                             -----

                *                   Director
----------------------------------
     (Harris L. Kempner, Jr.)

                *                   Director
----------------------------------
         (Henry E. Lentz)

                *                   Director
----------------------------------
      (Kevin C. O'Sullivan)

                *                   Director
----------------------------------
        (Fayez S. Sarofim)

                *                   Director
----------------------------------
     (William W. Sprague III)

                *                   Director
----------------------------------
        (Daniel K. Thorne)

      /s/ William F. Schwer
*By:______________________________
       (William F. Schwer)
         Attorney-in-fact